Mail Stop 4561


								September 23, 2005


By U.S. Mail and facsimile to (952) 593-4733

William A. Houlihan
Executive Vice President and Chief Financial Officer
Metris Companies Inc.
10900Wayzata Boulevard
Minnetonka, MN  55305

Re:	Metris Companies Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2004
	File No. 001-12351

Dear Mr. Houlihan:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2004

Results of Operations, page 33

1. We note your disclosure of the components of "Loss on new securitizations of receivables to the Metris Master Trust" on page
34. Please tell us the nature of each component, how you determined the amount, and your basis for including them within this line item.
2. Please tell us how recurring losses on new securitizations impacts your decision to continue to securitize your credit card receivables.

3. Please tell us how you determine the amount of the (loss)/gain on replenishment of receivables. Tell us how you determine the amount of the discount recorded and the discount accretion.

4. Please tell us the following regarding your securitization activities, providing sample journal entries as needed for clarity:

* how and when you determine the portfolio of receivables to securitize;
* the typical time period between when a receivable is originated, when you decide to securitize it, and when you enter into the securitization transaction;
* how you determined the fair value of those receivables when the decision to securitize them was made;
* how you recorded the adjustment to reflect the receivables at lower of cost or market when the decision to securitize them is made;
* how you recognized any deterioration in fair value of the receivables between the time you made the decision to securitize and the time you entered into the securitization transaction;
* how you recorded the removal of the receivables when you entered into the securitization transaction; and
* the fair value and carrying amount of receivables securitized and the related provision for loan losses recorded during 2003, 2004, and the six-months ended June 30, 2005.

Note 2 - Significant Accounting Policies - Debt Waiver Products,
page
65

5. We note that you recognize debt waiver products revenue the month following the completion of the cancellation period, which is one month. Please tell us the terms of the debt waiver products and how they impact your revenue recognition policy. Tell us how your revenue recognition policy is consistent with SAB Topic 13.

Note 4 - Allowance for Loan Losses, page 69

6. We note your disclosure that you recorded about $1.9 million of allowance related to reacquired assets in 2004. Please tell us the fair value of assets reacquired and describe the facts and circumstances leading to the reacquisition of assets. Tell us how you considered the potential to reacquire assets in your initial accounting treatment of the transfer of these assets. Refer to paragraph 9 of SFAS 140.



Note 9 - Portfolio Sales, page 72

7. We note your disclosure regarding the $117.2 million loss on the sale of credit card loans in 2003. Please tell us the following, providing sample journal entries as needed for clarity:

* when you determined to sell the portfolio and when you entered into
the sales transaction;
* how you determined the portfolio fair value when you decided to sell the portfolio;
* how you recorded the adjustment to reflect the receivables at lower of cost or market when the decision to sell them was made;
* how you recognized any deterioration in fair value of the receivables between the time you made the decision to securitize and the time you entered into the securitization transaction;
* how you recorded the removal of the receivables when you entered into the sales transaction; and
* the fair value and carrying amount of receivables sold and the related provision for loan losses recorded during 2003 and 2004.
8. Please provide us with a similar analysis regarding the
delinquent
portfolio sales in 2003 and 2002.
* * * * *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Matthew Komar (Staff Accountant) at (202)
551-
3781 or me at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,



      Joyce Sweeney
								Accounting Branch Chief

William A. Houlihan
Metris Companies Inc.
September 23, 2005
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